Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

Company Registry (NIRE) pending due to change of registered office

MATERIAL FACT

Gerdau S.A. informs that, on June 12, 2018, the 5th Panel of the Regional Federal Appellate Court of the 1st Region issued a decision in the second instance, against the Company in lawsuits filed by two civil construction unions in São Paulo claiming that Gerdau S.A. and other long steel producers in Brazil violated antitrust laws.

In the first instance, the trial court ordered the Company to pay a fine equivalent to 7% of gross revenue for the year prior to the filing of the Administrative Proceeding, which occurred in fiscal year 2000, excluding taxes, which amount, according to the last restatement by the Court Accountant, corresponded to R$417,819,805.95 on August 1, 2013. This amount must be updated again by the Court Accountant.

Note that the decision issued on said date has not been formalized by the competent appellate decision and, after said decision is handed down, the Company will continue to seek all applicable legal remedies to defend its rights.

Lastly, Gerdau clarifies that its business practices are grounded in the principles of transparency and free competition, which it has upheld over its 117 years history in Brazil, during which it has built a business culture guided by ethics and respect for all stakeholders.

São Paulo, June 13, 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer